Filed by Crosstex Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Crosstex Energy, Inc.

Commission File No.: 333-192419

The following letter was sent by Crosstex Energy, Inc. to its stockholders on February 25, 2014.

February 25, 2014

Dear Stockholder:

According to our latest records, we have not yet received your proxy for the important Special Meeting of Crosstex Energy, Inc. stockholders scheduled for March 7, 2014. Your Board of Directors has unanimously recommended that stockholders vote FOR the adoption of the merger agreement with Devon Energy Corporation and certain of its wholly-owned subsidiaries and the other proposals on the agenda.

Please help your company avoid the expense of further solicitation by signing, dating and returning the enclosed proxy card today.

Thank you for your cooperation.

Very truly yours,

Barry E. Davis

President and Chief Executive Officer

REMEMBER:

You can vote your shares by telephone or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

Additional Information and Where to Find It

In connection with the proposed merger, EnLink Midstream, LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for the stockholders of Crosstex Energy, Inc. (“Crosstex”).  The registration statement was declared effective by the SEC on February 5, 2014, and Crosstex mailed a definitive proxy statement/prospectus to its stockholders on or about February 6, 2014. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents and any other documents filed by Crosstex or Devon Energy Corporation (“Devon”) with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs Rd., Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC.  Information regarding Crosstex’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.